N E W S R E L E A S E

January 21, 2016

Nevsun Provides Bisha Zinc Expansion Project Update

Nevsun Resources Ltd. (TSX: NSU / NYSE MKT: NSU) is pleased to advise that the Bisha Mine zinc expansion project (the “Project”) is on schedule and well under budget.  The Project is on-track for ore commissioning in mid-Q2 2016 and commercial production later in 2016.

HIGHLIGHTS

  Zero lost time injury incidents to date on the zinc expansion
  Significantly under budget with estimated cost now $80 million
  On schedule for ore commissioning mid Q2 2016 with zinc plant over 90% complete

The Project enables processing of the primary copper-zinc-gold-silver ore at up to 2.4 million tonnes per year, producing both copper and zinc concentrates from the existing copper flotation and new zinc flotation plants.  Based on the current open pit mine plan, Nevsun expects Bisha to produce on average 225 million pounds of zinc and 53 million pounds of copper in concentrate per year through 2025.  As previously announced, Nevsun will release the 2016 Outlook in the second week of February 2016.

The forecasted total cost will be approximately $80 million, significantly under the budget of $100M.

A Project photo gallery is regularly updated to track visual progress and can be found at:
www.nevsun.com/projects/bisha-main/gallery/

Detailed Zinc Expansion Project Progress

The Project is proceeding well on health and safety performance. The Project maintains a zero lost time injury status, with zero environmental non-conformances.

Overall the Project is over 90% complete. All major equipment and materials have been delivered to site and procurement activities are limited to site based orders and amendments. The structural, mechanical, piping and plate work is 98% progressed. The electrical and instrumentation installation is well advanced. The power upgrade from Aggreko has been completed. The search and selection process for the commissioning team for the Project has nearly been completed. Cold commissioning has commenced in certain areas. Primary ore commissioning is planned for mid Q2 2016.

Zinc Concentrate Bulk Handling Update

As the total tonnage of copper and zinc concentrate produced going forward is expected to be similar to total copper concentrate quantities in 2015, there is no need for additional transport or shipping infrastructure upgrades.  The existing Rotainer trucking and loading system continues to operate safely, efficiently and in an environmentally sound manner.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 60% owner of the high grade Bisha Mine in Eritrea.  Bisha has over 9 years of reserve life, generating revenue from both copper and zinc concentrates containing gold and silver by-products.  Nevsun has a strong balance sheet with over $US 400 million in cash, no debt and pays a peer leading quarterly dividend.  Nevsun is well positioned to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future including but not limited to commercial production, future production of copper and related cash flows and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the Company incurs unanticipated power interruptions or failures due to electrical circuit failures or inadequate fuel quality or supply required to effectively operate power generators for the plant or otherwise or unexpected costs or repairs to the plant; or (x) are associated with the speculative nature of exploration activities, periodic interruptions to exploration, failure of drilling, processing and mining equipment, the interpretation of drill results and the estimation of mineral resources and reserves, changes to exploration and project plans and parameters and other risks are more fully described in the Company’s Annual Information Form for the fiscal year ended December 31, 2014, which is incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2014, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com